Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276774

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 2, 2024)

475,555 American Depositary Shares representing 47,555,560

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 2, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-276774), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on December 31, 2024 (the “December 31, 2024 Form 6-K”). Accordingly, we have attached the December 31, 2024 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On December 30, 2024, the last reported sale price of the ADSs on Nasdaq was $3.10 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 31, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 31, 2024, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Provides Update on Paxalisib Regulatory Pathway Following Type C Meeting with FDA”. A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-276091 and 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer
Date: 31 December 2024

Exhibit 99.1

31 December 2024

Kazia Therapeutics Provides Update on Paxalisib Regulatory Pathway Following Type C Meeting with FDA

Sydney, December 31, 2024–Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, today provided a regulatory update on paxalisib for the treatment of glioblastoma (GBM) following its Type C clinical meeting with the United States Food and Drug Administration (FDA).

In July 2024, the Company reported topline results from the GBM-AGILE study in which newly diagnosed unmethylated (NDU) patients with glioblastoma treated with paxalisib showed a clinically meaningful improvement in a prespecified secondary analysis for overall survival (OS) compared to standard of care. Based on these results and the totality of data from all completed paxalisib clinical studies, Kazia requested a meeting with the FDA to discuss potential clinical and regulatory paths forward.

Following discussions with the FDA and feedback from Kazia’s recent Type C meeting, the FDA’s current position is that data on OS would generally not be appropriate for accelerated approval, but could be considered to support a traditional/standard approval. The Agency further commented that the secondary endpoint OS data from the GBM-AGILE study are supportive and informative for designing and executing a pivotal registrational study in pursuit of a standard approval. Importantly, the Company aligned with the FDA on key aspects of the design of a proposed registrational/pivotal phase 3 study, including patient population, primary endpoint, and the comparator arm to be used.

“We appreciate the extensive and thoughtful feedback from the FDA, which provides us with added clarity with respect to paxalisib’s potential registration pathway for the treatment of patients with NDU glioblastoma” commented Dr. John Friend, Kazia’s CEO “We believe data from the GBM-AGILE trial, including the prespecified secondary endpoint, which demonstrated a 3.8-month OS improvement, provides evidence supporting a clinically meaningful efficacy signal that merits further testing paxalisib in this patient population in a larger, pivotal study”.

“As we evaluate our next steps in NDU glioblastoma, paxalisib continues to be tested in a number of other key indications, including pediatric brain cancer and brain metastases. We have received Orphan Drug and Rare Pediatric Disease Designations for both DIPG and AT/RT, which could make us eligible to receive pediatric review vouchers at the time of product approval. We recently presented very exciting data at the San Antonio Breast Cancer meeting highlighting synergistic activity between a novel combination of paxalisib and immunotherapy, and we believe paxalisib shows potential to be evaluated in breast cancers where iPI3K pathway mutations are known to drive tumor growth. The Kazia team, in conjunction with the Board of Directors, is continuing to evaluate several options, and we expect to provide an outline for our path forward to maximize shareholder value by the end of January 2025.”

Kazia Investor Contact:

Alex Starr

LifeSci Advisors LLC

+1-201-786-8795

Astarr@lifesciadvisors.com

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies, and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release on behalf of the Board of Directors by Dr John Friend, CEO.